

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 6, 2017

Doron Blachar
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, NV 89511

> **Re: Ormat Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-32347**

Dear Mr. Blachar:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Lilyanna Peyser for

                Mara L. Ransom
                Assistant Director
                Office of Consumer Products